Filed Pursuant to Rule 433

Registration Statement No. 333-218460

Relating to Prospectus Supplement dated June 2, 2017 and

Prospectus dated June 2, 2017

800 Boylston Street,

Boston, MA 02199

AT THE COMPANY

Mike LaBelle

Executive Vice President

Chief Financial Officer

617.236.3352

Arista Joyner

Investor Relations Manager

617.236.3343

BOSTON PROPERTIES RENEWS ATM EQUITY OFFERING PROGRAM

BOSTON, MA, June 2, 2017 – Boston Properties, Inc. (NYSE: BXP), a real estate investment trust, announced today that it has renewed its “at the market” equity offering program through which it may sell up to an aggregate of $600 million of its common stock. This program replaces the Company’s prior $600 million “at the market” equity offering program that was scheduled to expire on June 3, 2017. Any sales of stock would be offered through BNY Mellon Capital Markets, LLC, BofA Merrill Lynch, Deutsche Bank Securities Inc., Jefferies LLC, J.P. Morgan Securities LLC, Mizuho Securities USA LLC, Morgan Stanley & Co. LLC and Scotia Capital (USA) Inc., who will be acting as sales agents.

Michael LaBelle, the Company’s Chief Financial Officer, stated: “As we have discussed on recent investor calls, our sources of liquidity, including cash balances and availability under our recently amended line of credit, are more than sufficient to meet our anticipated capital needs, including the completion of our existing development pipeline. In addition, our leverage is within our desired range so we have no near-term need to use the program. However, the program is a valuable tool to maintain as an additional funding alternative.”

The program would allow the Company to sell up to $600 million of its common stock from time to time through the sales agents for a three-year period. The sales, if any, would be made in “at the market” equity offerings as defined in Rule 415 of the Securities Act. In addition, the common stock may be offered and sold through privately negotiated transactions. The Company intends to use the proceeds from any offering for general corporate purposes, which may include investment opportunities and debt reduction.

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The Company has filed a registration statement (including a prospectus) with the SEC for the offering of common stock described in this communication. Before you invest, you should read the prospectus included in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or the sales agents will arrange to send you the prospectus if you request it by contacting BNY Mellon Capital Markets, LLC, Attention Prospectus Department, 101 Barclay Street, 3rd Floor, New York, NY 10286 or by emailing a request to prosuppinfo@bnymellon.com; BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, Attn: Prospectus Department, or by email at dg.prospectus_requests@baml.com; Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005-2836, or by e-mail to prospectus.cpdg@db.com, or by telephone at (800) 503-4611; Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, telephone: 1-877-821-7388 or e-mail: Prospectus_Department@Jefferies.com; J.P. Morgan Securities LLC, Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling 866-803-9204; Mizuho Securities USA LLC, 320 Park Avenue, New York, NY 10022, Attention: Equity Capital Markets Desk, or by telephone: (212) 205-7600; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, New York 10014 or by emailing a request to prospectus@morganstanley.com or by calling 1-866-718-1649; and Scotia Capital (USA) Inc., 250 Vesey Street, New York, NY 10281, Attention Equity Capital Markets, or by telephone: (212) 225-6854.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any security, nor shall there be any sale of the Company’s common stock in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Boston Properties is a fully integrated real estate investment trust that develops, redevelops, acquires, manages, operates and owns a diverse portfolio of primarily Class A office space totaling 47.7 million square feet and consisting of 164 office properties (including six properties under construction), five retail properties, four residential properties (including two properties under construction) and one hotel. The Company is one of the largest owners and developers of Class A office properties in the United States, concentrated in five markets—Boston, Los Angeles, New York, San Francisco and Washington, DC.

For more information about Boston Properties, please visit the Company’s web site at www.bostonproperties.com.

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